

Mail Stop 3030

April 27, 2018

<u>Via E-mail</u>
Robert J. McMullan
Chief Financial Officer
MACOM Technology Solutions Holdings, Inc.
100 Chelmsford Street
Lowell, MA 01851

  Re: **MACOM Technology Solutions Holdings, Inc.**
     Form 10-K for the Fiscal Year Ended September 29, 2017
     Filed November 15, 2017
     File No. 001-35451

Dear Mr. McMullan:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Kevin J. Kuhar

       Kevin J. Kuhar
       Accounting Branch Chief
       Office of Electronics and Machinery